Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated: December 20th, 2006
ALTANA Aktiengesellschaft
(Translation of Registrant’s name into English)
Am Pilgerrain 15
D-61352 Bad Homburg v. d. Höhe
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-___

     This Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8, dated September 13, 2002 (File No. 333-99485), dated September 24, 2003 (File No. 333-109074), dated September 24, 2004 (File No. 333-119240), and dated September 26, 2005 (File No. 333-128583).
     This Report on Form 6-K contains:
•	2 Press Releases of December 19th, 2006

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTANA Aktiengesellschaft
Dated: December 20th, 2006	By:	/s/ Hermann Küllmer
		Name:	Dr. Hermann Küllmer
		Title:	Chief Financial Officer and Member of the Management Board

By:	/s/ Rudolf Pietzke
	Name:	Dr. Rudolf Pietzke
	Title:	General Counsel

Attractive package for ALTANA shareholders: special dividend and dividend planned
•	Special dividend of €32 per share for ALTANA shareholders

•	Annual dividend 2006 of €1.30 per share planned
Bad Homburg, December 19, 2006 — ALTANA AG (NYSE: AAA; FSE: ALT) announced at today’s Extraordinary General Meeting in Frankfurt that the net proceeds of the sale of the pharmaceuticals business will be transferred to shareholders in 2007 in the form of a special dividend. Based on the net proceeds as determined today, a special dividend of €32 per each dividend-bearing share (136 million shares) is expected. In addition ALTANA shareholders shall receive a dividend for the excellent financial year 2006. It is planned to propose a double-digit dividend increase to the Annual General Meeting — the eleventh double-digit dividend increase in succession — to expected €1.30 per share.
“After distribution of the special dividend and dividend in May 2007, Altana shareholders will have the opportunity of investing in a high-growth chemicals business. Thus we are able to realize our announcement and offer our shareholders an attractive package as a result of the Group restructuring,” commented Dr. Nikolaus Schweickart, President and CEO of ALTANA AG.

This press release contains forward-looking statements, i.e., current estimates or expectations of future events or future results. The forward-looking statements appearing in this press release include information on the financial year 2006 and the plans to propose to the shareholders at the annual general meeting in 2007 an increase of the dividend for the financial year 2006, information on ALTANA’s plans to transfer the net proceeds of the sale of the pharmaceutical business to the shareholders in 2007 by a special dividend as well as information on the expected amount of the dividend and the special dividend. These statements are based on beliefs of ALTANA’s management as well as assumptions made by and information currently available to ALTANA. Many factors that ALTANA is unable to predict with accuracy could cause ALTANA’s development, performance or achievements including the financial year 2006 as well as the dividend for the financial year 2006 and the special dividend to be materially different from those that may be expressed or implied by such forward-looking statements. These factors include the definite amount of the total purchase price and the net proceeds from the sale of the pharmaceutical business, final financial results of the business year 2006 and the decisions of ALTANA’s shareholders in the extraordinary and annual shareholders meeting.
Forward-looking statements speak only as of the date they are made. ALTANA does not intend, and does not assume any obligation, to update forward-looking statements to reflect facts, circumstances or events that have occurred or changed after such statements have been made.
This press release is also available on the Internet at www.altana.com.
For inquiries please contact:
ALTANA AG
Dr. Thomas Gauly
Head of Corporate Communications &
Investor Relations
Media Relations:
P + 49 (0) 6172 1712-160
P + 49 (0) 6172 1712-150
F + 49 (0) 6172 1712-158
Investor Relations:
P + 49 (0) 6172 1712-163
P + 49 (0) 6172 1712-165
F + 49 (0) 6172 1712-158
Investor Relations USA:
P +1 212 974 98 00
F +1 212 974 61 90

ALTANA AG: Extraordinary General Meeting approves sale of pharmaceuticals business
•	Decision on strategic realignment of the ALTANA Group
Bad Homburg, December 19, 2006 — The shareholders of ALTANA AG (NYSE: AAA; FSE: ALT) today approved the sale of ALTANA Pharma to Nycomed at the Extraordinary General Meeting in Frankfurt.
In his speech, Dr. Nikolaus Schweickart, President and CEO of ALTANA AG, explained to the shareholders the main reasons for the sale of the pharmaceuticals business and the determining factors for the decision of the Management Board with respect to the strategic realignment and separation of the Group.
The significant changes in the underlying conditions within the pharmaceuticals industry were, among other things, a major consideration. These include increasing research and development costs, ever stricter requirements by the regulatory authorities, especially in the U.S., growing competition from suppliers of generics and regimentations resulting from government health policies, particularly in Germany.
In addition to these external factors, Dr. Schweickart also referred to the internal developments underlying the decision: the patent expiry of Pantoprazole in the most important markets in 2009/10 will create a product gap, and hence a gap in sales and earnings, which cannot be filled in time by new products from own research. Projects to compensate for this, such as the acquisition of smaller businesses or the in-licensing of product candidates have not been achievable on acceptable terms.
Following intensive evaluation of all options, the sale to Nycomed proved to be a targeted long term combination and sustainable solution for ALTANA Pharma. The closing of the transaction is expected by December 29, 2006, the transfer of the business by January 1, 2007.
“The approval of the sale of the pharmaceuticals business by our shareholders and the strategic realignment with a focus on the specialty chemicals business will result in a substantial change of the Altana-Group structure. This step is the result of long-term strategic considerations,” said Dr. Nikolaus Schweickart.

This press release is also available on the Internet at www.altana.com.
For inquiries please contact:
ALTANA AG
Dr. Thomas Gauly
Head of Corporate Communications &
Investor Relations
Media Relations:
P + 49 (0) 6172 1712-160
P + 49 (0) 6172 1712-150
F + 49 (0) 6172 1712-158
Investor Relations:
P + 49 (0) 6172 1712-163
P + 49 (0) 6172 1712-165
F + 49 (0) 6172 1712-158
Investor Relations USA:
P +1 212 974 98 00
F +1 212 974 61 90